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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                           Omega Environmental, Inc.
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                                (Name of Issuer)


                             Common Stock, $0.0025
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                         (Title of Class of Securities)


                                  682077 10 2
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                                 (CUSIP Number)
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Leo L. Azure, Jr.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) / /

                                                                (b) / /

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

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NUMBER OF         5. SOLE VOTING POWER

  SHARES             3,395,117


BENEFICIALLY      6. SHARED VOTING POWER

OWNED BY             None

EACH              7. SOLE DISPOSITIVE POWER

REPORTING            3,395,117

PERSON            8. SHARED DISPOSITIVE POWER

WITH                 None
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,395,117

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.0%

12. TYPE OF REPORTING PERSON

    IN


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ITEM 1.

(a)     Omega Environmental, Inc.
(b)     19805 North Creek Parkway
        P.O. Box 3005
        Bothell, Washington 98041-3005

ITEM 2.

(a)     Leo L. Azure, Jr.
(b)     19805 North Creek Parkway
        P.O. Box 3005
        Bothell, Washington 98041
        -3005
(c)     U.S.A.
(d)     Common Stock, $0.001 par value
(e)     682077 10 2

ITEM 3.

        Not applicable.

ITEM 4. Ownership.

        (a)     Amount Beneficially owned: 3,395,117
        (b)     Percent of Class:  7.0%
        (c)     Number of shares as to which undersigned has:

                (i)     Sole power to vote or direct the vote: 3,395,117
                (ii)    Shared power to vote or direct the vote: None
                (iii)   Sole power to dispose or to direct the disposition:
                        3,395,117
                (iv)    Shared power to dispose or to direct the disposition:
                        None

ITEM 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.


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ITEM 7.  Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         Not applicable.


                                   SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                        Date:                   February 13, 1997
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                                                /s/ Leo L. Azure, Jr.
                                                ------------------------
                                                Leo L. Azure, Jr.


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